

MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 JUL 10 7:21

24th June, 2003



03024436

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 7/11



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 June, 2003

The Government decided on the future sale of the State shareholding in MOL

MOL Hungarian Oil and Gas Company hereby announces that this morning it requested a suspension in the trading of MOL shares, as the Ministry of Finance informed MOL that the



MOL HUNGARIAN OIL AND GAS PLC.

03 JUN 19 PM 7:21

INVESTOR NEWS

17 June, 2003

MOL welcomes the approval of the new Gas Supply Act

MOL welcomes the approval of the new Gas Act, which will enable participants in the gas market to operate within a European Union conform regulatory model.

The approval of the Gas Act should enable MOL to operate its gas business profitably from 2004, in line with other gas market participants, while at the same time providing a transparent development in the return on the production of domestic gas. In the gas business, the transfer of domestically produced gas will be calculated on an import parity basis, while the profitability of domestic gas production will temporarily decrease due to the implementation of a supplementary royalty. The profit on domestically produced natural gas acknowledged under the Gas Act will increase gradually, therefore, under normal market price conditions, the supplementary royalty should not result in additional payments within a few years. It is MOL's opinion that the implementation of a compensation system for residential gas consumers reduces risk for participants in the gas market.

The approval of the Gas Act will enable market liberalisation in conformity with relevant European Union directives. The first phase of market liberalisation will entitle certain large industrial consumers to enter the free market from January 1st, 2004. With this step, MOL's gas business will be required to face the challenges arising from the creation of a competitive market. However, the results MOL has achieved in its non-regulated businesses underline the company's ability to operate successfully in a competitive environment.

MOL is confident that following the approval of the Gas Act, the further necessary ministerial and governmental decrees will be enacted, which will define the details of gas pricing and tariff systems, the conditions of third party access to storage and transmission assets, and which will make the longer term profitability of MOL and other market players' gas operations calculable.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924